UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _)*

eUnits(TM) 2 Year U.S. Market Participation Trust: Upside to Cap / Buffered to Downside
(Name of Issuer)

Common Stock- $0.01 par value
(Title of Class of Securities)

29841R102
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	29841R102	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Almitas Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		U.S.
NUMBER OF SHARES	5	SOLE VOTING POWER	140,075
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	0
EACH REPORTING	7	SOLE DISPOSITIVE POWER	140,075
PERSON WITH:	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		5.33%
12	TYPE OF REPORTING PERSON		IA

Preliminary Note: The Reporting Person is an investment adviser registered in the State of California and furnishes investment advice to un-registered Clients (the “Clients”). In its role as investment adviser or manager, the Reporting Person has voting and investment power over securities of the Issuer described in this Schedule that are owned by the Clients, and may be deemed to be the beneficial owner of such shares of the Issuer held by the Clients. However, the Clients are the owners of record of the shares.

CUSIP No .	29841R102	Page 3 of 5

Item 1(a).	Name of Issuer:

eUnits(TM)2 Year U.S. Market Participation Trust: Upside to Cap / Buffered to Downside

Item 1(b).	Address of Issuer’s Principal Executive Offices:

c/o Eaton Vance Management Two International Place, Boston, Massachusetts 02110

Item 2(a).	Name of Person Filing:

Almitas Capital LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence:

341 Alma Real Drive
Pacific Palisades, California 90272

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock- $0.01 par value

Item 2(e).	CUSIP Number:

29841R102

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No .	29841R102	Page 4 of 5

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

140,075

(b)	Percent of class:

5.33%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

140,075

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

140,075

(iv) Shared power to dispose or to direct the disposition of

0

CUSIP No .	29841R102	Page 5 of 5

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None/Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

None/Not Applicable

Item 8.	Identification and Classification of Members of the Group.

None/Not Applicable

Item 9.	Notice of Dissolution of Group.

None/Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 15, 2014

Signature:	/s/ Ronald Mass
Name:	Ronald Mass
Title:	Managing Principal